January 8, 2009

Via Edgar and Federal Express

Mr. Larry Spirgel

Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:	MSTI Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
(File No. 0-52862)

Dear Mr. Spirgel:

We hereby submit a response to the letter of comment, dated December 9, 2008 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission pertaining to MSTI Holdings Inc.’s (the “Company”) Annual Report on Form 10-KSB for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2008 (“Form 10-KSB”).

The Company’s responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 1 to the Form 10-KSB. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of the Form 10-KSB/A marked to show changes from the Form 10-KSB as filed.

Form 10-KSB for the fiscal year ended December 31, 2007

Consolidated Statements of Losses, page F-5
Consolidated Statements of Cash Flows, pages F-7 and F-8.

Comment No. 3:

We note your response to prior comment #2. Please revise your presentation to provide separate columns for predecessor (month ended January 31, 2006) and successor (February 1 to December 31, 2006) financial statements and delete consolidating column (year ended December 31, 2006).

Response:

The Company has revised its financial statements to insert separate columns for the predecessor (month ended January 31, 2006) and successor (February 1 to December 31, 2006) and deleted the consolidating column for the year ended December 31, 2006 in the Consolidated Statement of Losses and the Consolidated Statement of Cash Flows.

Note J- Stock Options and Warrants, page F-23

Comment No. 4:

We note your response to prior comment 3. Tell us the resultant stock compensation expense as recalculated using an estimated stock volatility derived from a peer group of selected companies similar to you in terms of financial leverage, life cycle and size. If the resultant expense differs, please provide us your analysis of SAB 99 and SAB 108.

Response:

The Company compiled another peer group in making the determination of the expected volatility and used the Black-Scholes-Merton option-pricing model. Based on the assumptions disclosed in Note J, and with a new volatility factor of 74.68%, the recalculated compensation costs for the year is $364,335 compared to compensation costs of $308,634 recognized in the 2007 financials; which is a difference of $55,701.

The Company has considered both SAB 99 and SAB 108 and looked at the quantitative and qualitative significance of the misstatement and the impact to the users of the financial statements. The understatement of $55,701 represents 0.56% of the net loss. Based upon the revised calculation, the Company believes the recalculated value will not have a material impact on the Company’s financial statement.

Note L- Income Taxes, page F-26

Comment No. 5:

We note your response to prior comment 4. On page F-26 of your filing, we also note that you referred to “unrecognized pre-SFAS 123R excess tax benefits” and unrecognized tax benefits from stock option expense “which will be allocated to capital in excess of par value.” Please provide the disclosure required in paragraphs 21(a)-(c) of FIN 48.

Response:

The Company has reviewed its disclosure regarding “unrecognized pre-SFAS 123R excess tax benefits” and has determined that the disclosure is incorrect since there were no options issued prior to January 1, 2006. The Company intends to amend its 10-KSB accordingly.

After our analysis of FIN 48 paragraphs 21 (a)-(c) and the application of its guidance, the Company has determined that a tabular reconciliation of the total amounts of unrecognized tax benefits and any interest and penalties would be immaterial for disclosure purposes.

Pursuant to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Company is prepared to provide the staff with any additional information to complete their review. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, telephone number (240) 912-1814 and fax number (240) 536-0493.

Sincerely,

/s/ Ownkar Persaud
--------------------------
Ownkar Persaud
Vice President Finance

      Comment No. 3:

MSTI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF LOSSES
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		Predecessor	Successor
	Year Ended December 31,	Month Ended January 31,	February 1 to December 31,
	2007	2006	2006
Revenue, net	$2,675,750	$140,643	$1,755,803

Cost of Sales	3,405,599	136,139	2,210,309

Gross Profit (Loss)	(729,849)	4,504	(454,506)

Operating Expenses:
Selling, General and Administrative	4,108,077	544,190	2,312,441
Impairment write-down in Goodwill	1,958,198
Impairment write-down in Long Lived Assets	493,512
Non-Employee stock based compensation	337,500
Employee stock based compensation	40,500
Employee stock options	308,634	-	-
Depreciation and Amortization	466,142	3,854	320,008
Total Operating Expense	7,712,563	548,044	2,632,449

Loss from Operations	(8,442,412)	(543,540)	(3,086,955)

Other Income (Expense):
Registration rights liquidated damage	(500,000)	-	-
Interest Income	71,480		1,503
Interest Expense	(1,139,952)	(4,359)	(206,595)
Total Other (Expenses)	(1,568,472)	(4,359)	(205,092)

Loss Before Provision for Income Taxes	(10,010,884)	(547,899)	(3,292,047)

Provision for Income Taxes	-	924,162	(1,070,377)

Net Loss	$(10,010,884)	$(1,472,061)	$(2,221,670)

Loss per common share (basic and diluted)	$(0.43)	$(0.10)	$(0.15)

Weighted average common shares for computation	23,439,567	15,000,000	15,000,000

See accompanying notes to consolidated financial statements

MSTI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		Predecessor	Successor
	December 31,	Month Ended January 31,	February 1 to December 31,
	2007	2006	2006
Increase (Decrease) In Cash and Equivalents
Cash Flows from Operating Activities:
Net loss	$(10,010,884)	$(1,472,061)	$(2,221,670)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Investment in affiliate	-	4,948	-
Impairment of Fixed Assets	493,512	-	-
Impairment of Goodwill	1,958,198	-	-
Registration rights liquidated damages	500,000	-	-
Amortization of the beneficial conversion feature of the convertible notes and warrants	464,586	-	-
Amortization of OID interest	307,038	-	-
Stock options and warrants issued in exchange of service	308,634	-	-
Common stock issued in exchange for services	337,500	-	-
Stock based compensation issued to employees	40,500	-	-
Amortization of financing costs	168,353	-	-
Depreciation, including Cable equipment and installations	744,953	25,691	389,476
Amortization	421,953	353	282,325
Due to/from affiliate	-	19,936	-
Increase / decrease in:
Accounts receivable, trade and other	(141,341)	77,928	(67,234)
Prepaid expenses and deposits	144,184	71,086	178,198
Customer deposits	6,000	-	-
Income tax payable, net of receivable	-	147,971	38,915
Deferred income tax and other, net	-	1,067,191	(1,109,292)
Deferred revenue	20,388	(5,535)	22,140
Accrued Payroll	15,780	-	-
Accounts payable, accrued expenses, net	775,412	178,939	64,008
Net Cash Provided by (Used In) Operating Activities	(3,445,698)	116,447	(2,423,134)

Cash Flows From Investing Activities:
Costs of Cable equipment and installations	(1,541,491)	(111,591)	(2,688,855)
Purchase of Newport assets	(1,118,294)	-	-
Purchase of property and equipment, net	(113,700)	(13,744)	(21,173)
Net Cash Used In Investing Activities	(2,773,485)	(125,335)	(2,710,028)

Cash Flows From Financing Activities:
Proceeds from (Repayment of) line of credit	-	45,963	(409,055)
Advances from Parent Company, net	(863,023)	-	5,603,310
Proceeds from sale of common stock, net of costs	2,694,020	-	-
Proceeds from issuance of convertible debentures, net of costs	6,050,000	-	-
Financing costs	(746,762)	-	-
Repayments of Notes Payable	(6,555)	(546)	(6,009)
Net Cash Provided By Financing Activities	7,127,680	45,417	5,188,246
Net Increase In Cash and Cash Equivalents	908,497	36,529	55,084
Cash and cash equivalents at the beginning of the period	114,468	22,855	59,384
Cash and cash equivalents at the end of the period	$1,022,965	$59,384	$114,468

See accompanying notes to consolidated financial statements

MSTI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		Predecessor	Successor
	December 31, 2007	Month Ended January 31, 2006	February 1 to December 31, 2006
Supplemental Disclosures of Cash Flow Information:
Cash transactions:
Cash paid during the period for interest	$199,976	$4,363	$417
Income taxes paid	-	-	-

Non-cash transactions:
Amortization expense of the beneficial conversion feature	464,586	-	-
Amortization expense of warrants issued	307,038	-	-
Conversion of Parent Company Loan	5,000,000	-	-

Acquisition by Telkonet, Inc. (Note B):
Subscriber list - intangible asset	-	-	2,463,927
Goodwill	-	-	1,958,198
Investment by Telkonet, Inc.	-	-	4,379,259

Acquisition of Newport:
Subscriber list - intangible asset	1,980,187	-	-
Fixed assets acquired	668,107	-	-
Common stock of parent company	(1,530,000)	-	-
Direct acquisition costs	(98,294)	-	-
Cash paid for acquisition	(1,020,000)	-	-

See accompanying notes to consolidated financial statements

Comment No. 4:

Microwave Satellite Technologies
Peer companies to determine the volatility rate
31-Dec-07

Companies	Year in Op	Market Cap	Annual Revenue	Total Assets	Employees	Volatility %

NetSol Technologies Inc.	1997	18,020,000	36,642,000	63,777,000	959	83.00
CallWave Inc.	1998	15,250,000	19,410,000	56,590,000	49	54.72

Sonic Foundry Inc.	1991	17,440,000	15,601,000	17,474,000	91	65.40
Bridgeline Software, Inc.	2000	7,320,000	11,151,000	25,759,000	138	72.00
Cover-All Technologies Inc.	1971	21,720,000	9,777,000	5,864,000	44	79.00
ANTs software, inc.	1979	32,630,000	360,000	5,940,000	52	67.00
ilinc Communications, Inc.	1997	3,470,000	8,813,000	16,055,000	103	90.00

Average Volatility of Peer Companies						74.68

Black-scholes calculation details
Date vested from	6/1/07
Share price	0.65
Exercise price	0.65
Volatility	74.68
Life of grant	3,650
Interest rate	5%
Options vested in a quarter	294,000

Black-Scholes	0.5311

Stock option expenses	Recalculated	Booked in 07	Difference

Q2	52,048	43,026	9,022
Q3	156,143	130,941	25,202
Q4	156,143	134,667	21,476

Total expenses	364,335	308,634	55,701